EXHIBIT 12.1



                             THE CHARLES SCHWAB CORPORATION

                   Computation of Ratio of Earnings to Fixed Charges
                       (Dollar amounts in thousands, unaudited)


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
                                                          Three Months Ended        Six Months Ended
                                                               June 30,                 June 30,
                                                           1995        1994         1995        1994
                                                           ----        ----         ----        ----

Earnings before taxes on income                          $ 73,287    $ 53,219     $136,668    $116,763
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Fixed charges

  Interest expense - customer                              78,810      38,387      150,716      69,336

  Interest expense - other                                  8,856       4,713       16,153       8,994

  Interest portion of rental expense                        5,735       4,194       10,408       8,225
- ------------------------------------------------------------------------------------------------------
  Total fixed charges (a)                                  93,401      47,294      177,277      86,555
- ------------------------------------------------------------------------------------------------------

Earnings before taxes on income and fixed charges (b)    $166,688    $100,513     $313,945    $203,318
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Ratio of earnings to fixed charges (b) divided by (a)*        1.8         2.1          1.8         2.3
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Ratio of earnings to fixed charges as adjusted**              6.0         7.0          6.1         7.8
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  *   The ratio of earnings to fixed charges is calculated in a manner consistent with SEC requirements.
      For such purposes, "earnings" consist of earnings before taxes on income and fixed charges. "Fixed charges" consist of interest expense incurred on payables to customers, term debt and one-third of rental expense, which is estimated to be representative of the interest factor.

 **   Because interest expense incurred in connection with payables to customers is completely offset by interest revenue on related investments and margin loans, the Company considers such interest to be an operating expense.  Accordingly, the ratio of earnings to fixed charges as adjusted reflects the elimination of such interest expense as a fixed charge.

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